AB 10/15

SEC Mail Processing Section

OCT 12 2012

Washington DC 402

SECU[RITIES AND EXCHANGE COMM]ISSION



12062643

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 034954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2011 (MM/DD/YY) AND ENDING July 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas M. Nixon & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4775 Wallingford Street

(No. and Street)

Pittsburgh	PA	15213
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Nixon 412-621-6600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC

(Name – *if individual, state last, first, middle name*)

20 Stanwix Street, Suite 800	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Nixon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas M. Nixon and Associates, Inc., as of July 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Thomas M. Nixon
Signature

President
Title

Catherine B. Kelley
Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Catherine B. Kelley, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Aug. 11, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas M. Nixon and Associates, Inc.

Financial Statements and Supplementary Information

July 31, 2012

ParenteBeard

CONFIDENCE THROUGH CLARITY

Thomas M. Nixon and Associates, Inc.

Financial Statements and Supplementary Information

July 31, 2012

Thomas M. Nixon and Associates, Inc.

Table of Contents
July 31, 2012

ParenteBeard

Independent Auditors' Report

Stockholder
Thomas M. Nixon and Associates, Inc.

We have audited the accompanying statement of financial condition of Thomas M. Nixon and Associates, Inc (the "Company"). as of July 31, 2012 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas M. Nixon and Associates, Inc. as of July 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, as listed in the accompanying table of contents, required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis or is presented to provide additional details of expenses and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ParenteBeard LLC

Pittsburgh, Pennsylvania
October 5, 2012

Thomas M. Nixon and Associates, Inc.

Statement of Financial Condition
July 31, 2012

Assets

Current Assets	
Cash	$ 46,662
Commissions receivable	1,016
Prepaid expenses	87
Shareholder advances	6,504
Deferred tax asset	3,588
Total current assets	57,857
Property and Equipment	
Equipment	35,108
Furniture and fixtures	33,794
Automobile	14,742
	83,644
Less accumulated depreciation	77,901
Total property and equipment	5,743
Other Assets	
Membership deposit	1,800
Total assets	$ 65,400

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts and commissions payable	$ 443
Accrued payroll taxes and other liabilities	670
Total liabilities	1,113
Stockholder's Equity	
Common stock, no par value; $1 stated value per share; 1,000 shares authorized; 601 shares issued, of which 1 share is held in treasury	601
Paid-in capital	98,366
Retained deficit	(33,068)
Treasury stock, at cost	(1,612)
Total stockholder's equity	64,287
Total liabilities and stockholder's equity	$ 65,400

See notes to financial statements

Thomas M. Nixon and Associates, Inc.

Statement of Operations
Year Ended July 31, 2012

Revenues	
Commission income	$ 225,267
Operating Expenses	
Selling	88,567
General and administrative	143,659
Total operating expenses	232,226
Net loss before income taxes	(6,959)
Benefit From Income Taxes	
Current	-
Deferred	(1,504)
Total income tax benefit	(1,504)
Net loss	$ (5,455)

See notes to financial statements

Thomas M. Nixon & Associates, Inc.

Statement of Changes in Stockholder's Equity
Year Ended July 31, 2012

	Common Stock	Paid-in Capital	Retained Deficit	Treasury Stock	Total Stockholder's Equity
Balances at July 31, 2011	$ 601	$ 98,366	$ (27,613)	$ (1,612)	$ 69,742
Net loss	-	-	(5,455)	-	(5,455)
Balances at July 31, 2012	$ 601	$ 98,366	$ (33,068)	$ (1,612)	$ 64,287

See notes to financial statements

Thomas M. Nixon and Associates, Inc.

Statement of Cash Flows
Year Ended July 31, 2012

Cash Flows from Operating Activities	
Net loss	$ (5,455)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,613
Loss on forgiveness of employee receivable	19,500
Deferred income taxes	(1,504)
(Increase) decrease in cash due to changes in assets and liabilities	
Commissions receivable	651
Shareholder advances	(6,504)
Accounts and commissions payable	1
Accrued payroll taxes and other liabilities	(175)
Net cash provided by operating activities	9,127
Net increase in cash and cash equivalents	9,127
Cash and Cash Equivalents, Beginning	37,535
Cash and Cash Equivalents, Ending	$ 46,662

See notes to financial statements

1. Nature of Operations

Thomas M. Nixon and Associates, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in connection with the offer and sale of securities, and engages in investment activities. The Company primarily services customers located in Western Pennsylvania. The Company is registered in Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Nebraska, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Virginia, and West Virginia. The Company executes investment transactions at the direction and on behalf of its customers. The Company does not carry security accounts for its customers or perform custodial functions related to customer securities. The Company is a member and is subject to examination and supervision by the Financial Industry Regulator Authority ("FINRA") and the Securities and Exchange Commission ("SEC").

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Cost Recognition

The Company uses the accrual method of accounting. Revenue is primarily from commissions from the sale of securities and is recognized as earned on a trade date basis. Selling, and general and administrative costs are charged to expense as incurred.

Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through October 5, 2012, the date these financial statements were available to be issued.

Property and Equipment

Equipment, furniture and fixtures and automobile are carried at cost. Depreciation is principally calculated by the straight-line and accelerated methods for financial reporting purposes based on the estimated useful lives of the assets. For income tax purposes, depreciation is computed using accelerated methods. Depreciation expense for the year ended July 31, 2012 was $2,613.

Cash Equivalents

For purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of July 31, 2012.

Income Taxes

For income tax reporting purposes, the Company uses the cash basis method of accounting whereby income is recognized when received and expenses are recognized when paid.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company is subject to federal income tax and state income taxes in Pennsylvania. The Company is no longer subject to examination by federal or Pennsylvania taxing authorities for years before July 31, 2009.

The Company accounts for uncertainty in income taxes using a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Measurement of the uncertainty occurs if the recognition threshold is met. The Company had no uncertain tax positions as of July 31, 2012.

3. Income Taxes

The Company recorded a net deferred tax asset in the amount of $3,588 at July 31, 2012, primarily due to: (a) the use of the accrual basis for financial statement presentation and the cash basis for tax purposes; (b) accelerated methods of depreciation for tax purposes; and (c) net operating losses for federal and state income tax purposes. The Company has approximately $29,000 of net operating loss carryovers for state purposes and approximately $16,000 of net operating loss carryovers for federal purposes that can be used to offset future income. State net operating loss carryforwards expire from 2027 to 2032, and Federal net operating loss carryforward expire in 2025. Differences in the federal statutory and the Company's effective income tax rate are primarily attributable to lower tax brackets and state income taxes.

4. Transactions with Related Parties

The Company rents office space from the stockholder under a 5-year operating lease commencing August 1, 2008 which is ratified annually for an additional 5-year period. The rent for the five-year term is $3,110 per month. Office rent expense for the year ended July 31, 2012 amounted to $37,320.

Future minimum lease payments consist of the following for the remaining years ended July 31:

2013	$ 37,320
2014	37,320
2015	37,320
2016	37,320
2017	37,320
Total	$ 186,600

5. Concentrations

Approximately 97% of revenue was generated by selling investments in natural gas limited partnerships of which 68% was from one customer.

6. Employee Benefit Plan

The Company has a retirement plan under Internal Revenue Code Section 401(k). The Plan accepts employee and employer contributions. Employer contributions cannot exceed 25% of eligible gross salaries. There were no employer contributions to the 401(k) plan for the year ended July 31, 2012.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, shall not exceed a ratio of 15 to 1. As of July 31, 2012, the Company had net capital of $45,549 which was $40,549 more than the required minimum net capital of $5,000 for introducing brokers. The ratio of aggregate indebtedness to net capital was .024 to 1 at July 31, 2012.

8. SEC Rule 15c3-3 Customer Protection - Reserves and Custody of Securities

Thomas M. Nixon and Associates, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities. Therefore, the Company is claiming an exemption to SEC Rule 15c3-3 under exemption (k)(2)(i).

9. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2012; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Thomas M. Nixon and Associates, Inc.

Computation of Aggregate Indebtness and Net Capital in Accordance with
Rule 15c3-1 Under the Securities Exchange Act of 1934
Year Ended July 31, 2012
(See Independent Auditors' Report)

Computation of Aggregate Indebtedness	
Accounts and commissions payable	$ 443
Accrued payroll taxes and other liabilities	670
Aggregate indebtedness	$ 1,113
Computation of Net Capital	
Stockholder's equity	$ 64,287
Deductions:	
Commissions receivable	1,016
Prepaid expenses	87
Shareholder advances	6,504
Property and equipment, net of accumulated depreciation	5,743
Deferred tax asset	3,588
Membership deposit	1,800
Total deductions	18,738
Net capital	$ 45,549
Computation of Basic Net Capital Requirement	
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of requirement	$ 40,549
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 39,549
Ratio of aggregate indebtedness to net capital	.024 to 1

Reconciliation with Company's Computation

There is a $9,180 difference between this computation of net capital and the corresponding computation prepared by Thomas M. Nixon & Associates, Inc. and included in the unaudited Part II Focus Report filing as of the same date. The difference is primarily due to audit adjustments as of July 31:

Net capital per unaudited Part II Focus Report filed as of July 31, 2012	$ 36,369
Non-allowable asset and allowable deduction adjustments:	
Deferred tax asset	(948)
Property and equipment, net of accumulated depreciation	5,226
Other audit adjustments:	
Selling expenses	(442)
General and administrative expenses	3,840
Benefit from income taxes	1,504
Audited net capital	$ 45,549

Thomas M. Nixon and Associates, Inc.

Schedule of Selling Expenses
Year Ended July 31, 2012
(See Independent Auditors' Report)

Commissions	$ 59,900
Licenses, permits, and fees	11,394
Travel and entertainment	7,513
Postage and delivery	4,188
Automobile	2,362
Telephone	2,064
Quote service	1,146
Total selling expenses	$ 88,567

Thomas M. Nixon and Associates, Inc.

Schedule of General and Administrative Expenses
Year Ended July 31, 2012
(See Independent Auditors' Report)

Professional fees	$ 50,820
Rent	37,320
Officers' salaries	34,000
Office	8,571
Miscellaneous	5,949
Payroll taxes	3,199
Depreciation	2,613
Supplies	793
Dues and subscriptions	394
Total general and administrative expenses	$ 143,659

ParenteBeard

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder
Thomas M. Nixon and Associates, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Thomas M. Nixon and Associates, Inc. (the "Company") as of and for the year ended July 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention of those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Pittsburgh, Pennsylvania
October 5, 2012